UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LyondellBasell Industries N.V.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Ordinary Shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number of Ordinary Shares)

Jeffrey A. Kaplan
Executive Vice President and Chief Legal Officer

4th Floor, One Vine Street
London, W1J0AH

The United Kingdom

+44 (0) 207 220 2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

George Casey

Harald Halbhuber

Derrick Lott

Shearman & Sterling
599 Lexington Avenue

New York, NY 10022-6069

(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$3,256,000,000	$394,627.20

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 37,000,000 shares of the Ordinary Shares, par value €0.04 per share, at the maximum tender offer price equal to $88.00.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$394,627.20	Filing Party:	LyondellBasell Industries N.V.
Form or Registration No.:	Schedule TO	Date Filed:	June 10, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 filed with the Securities and Exchange Commission on July 9, 2019 (this “Amendment”), amends and supplements the Tender Offer Statement filed on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) with the Securities and Exchange Commission on June 10, 2019 by LyondellBasell Industries N.V., a Dutch public company with limited liability (the “Company”).  The Schedule TO relates to the offer by the company to purchase up to 37,000,000 of its issued and outstanding ordinary shares, par value €0.04 per share (each, a “Share,” and collectively, “Shares”), at a price that is the lesser of (i) a price not greater than $88.00 nor less than $77.00 per Share, and (ii) a price that equals 110% of the daily per share volume-weighted average price for the Shares on the New York Stock Exchange on the Expiration Date, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.  This Amendment should be read together with the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(d)                                 On July 9, 2019, the Company issued a press release announcing the preliminary results of the tender offer, which expired at one (1) minute after 11:59 p.m., New York City time, on July 8, 2019.  A copy of such press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBIT INDEX

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release Announcing Preliminary Results of Modified Dutch Auction Tender Offer, dated July 9, 2019.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LYONDELLBASELL INDUSTRIES N.V.

Dated: July 9, 2019	By:	/s/ Jeffrey A. Kaplan
Name: Jeffrey A. Kaplan
Title: Executive Vice President

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